**UNITED STATES OF AMERICA**
**Before the**
**SECURITIES AND EXCHANGE COMMISSION**

**SECURITIES EXCHANGE ACT OF 1934**
**Release No. 69473 / April 30, 2013**

**ADMINISTRATIVE PROCEEDING**
**File No. 3-15201**

| | |
|---|---|
| **In the Matter of**<br><br>**Advance Nanotech, Inc.,**<br>**ANTS Software, Inc.,**<br>**Beauty Brands Group, Inc.,**<br>**Chocolate Candy Creations, Inc.,**<br>**Crystallex International Corp.,**<br>**Dermaxar, Inc.,**<br>**e-SIM, Ltd., and**<br>**EcoReady Corp.,**<br><br>    **Respondents.** | **ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO CRYSTALLEX INTERNATIONAL CORP.** |

**I.**

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Crystallex International Corp. ("Crystallex" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on February 6, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

**II.**

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Crystallex International Corp. ("Order"), as set forth below.

## III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.      Crystallex (CIK No. 912500) is a Canadian corporation located in Toronto, Ontario, Canada. At all times relevant to this proceeding, the securities of Crystallex have been registered under Exchange Act Section 12(g). As of February 1, 2013, the company's stock (symbol "CRYFQ") was quoted on OTC Link, had fourteen market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

      2.      Crystallex has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it did not timely file with the Commission, its Form 20-F for the period ended December 31, 2011. On January 31, 2013, Crystallex filed a Form 20-F for the period ended December 31, 2011. Cystallex filed an amended Form 20-F on February 8, 2013.

## IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.


                         Elizabeth M. Murphy
                         Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.